Mercedes-Benz Auto Lease Trust 2026-A
Investor Report

Amounts in USD

Dates

Collection Period No.	5			
Collection Period (from... to)	1-May-2026	31-May-2026		
Determination Date	11-Jun-2026			
Record Date	12-Jun-2026			
Payment Date	15-Jun-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-May-2026	15-Jun-2026	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-May-2026	15-Jun-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	309,710,000.00	140,901,707.43	111,761,703.33	29,140,004.10	94.088031	0.360859
Class A-2A Notes	264,644,000.00	264,644,000.00	264,644,000.00	0.00	0.000000	1.000000
Class A-2B Notes	200,000,000.00	200,000,000.00	200,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,644,000.00	464,644,000.00	464,644,000.00	0.00	0.000000	1.000000
Class A-4 Notes	66,002,000.00	66,002,000.00	66,002,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,305,000,000.00**	**1,136,191,707.43**	**1,107,051,703.33**	**29,140,004.10**		
Overcollateralization	195,003,353.89	217,500,486.31	217,500,486.31			
Total Securitization Value	**1,500,003,353.89**	**1,353,692,193.74**	**1,324,552,189.64**			
present value of lease payments	738,431,273.82	604,472,818.14	579,590,543.87			
present value of Base Residual Value	761,572,080.07	749,219,375.60	744,961,645.77			

	Amount	Percentage
Initial Overcollateralization Amount	195,003,353.89	13.00%
Target Overcollateralization Amount	217,500,486.31	14.50%
Current Overcollateralization Amount	217,500,486.31	14.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	29,140,004.10	94.088031
Class A-2A Notes	3.830000%	844,655.43	3.191667	844,655.43	3.191667
Class A-2B Notes	3.992850%	687,657.50	3.438288	687,657.50	3.438288
Class A-3 Notes	3.930000%	1,521,709.10	3.275000	1,521,709.10	3.275000
Class A-4 Notes	3.970000%	218,356.62	3.308333	218,356.62	3.308333
Total		**3,272,378.65**		**$32,412,382.75**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,003,186.20**	**1,278,692,026.05**	**1,249,552,021.95**

Available 2026-A Collections		Distribution on the Exchange Note	

Lease Payments Received	24,946,778.10	(1) Total Servicing Fee	1,128,076.83
Net Sales Proceeds-early terminations (incl Defaulted Leases)	13,353,950.33	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	3,194,984.28	(2) Exchange Note Interest Distributable Amount (3.98%)	4,240,995.22
Excess wear and tear included in Net Sales Proceeds	9,840.29	(3) Exchange Note Principal Distributable Amount	29,140,004.10
Excess mileage included in Net Sales Proceeds	55,915.75	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	**41,495,712.71**		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	120,911.40		
		(5) Remaining Funds Payable	7,107,547.96
Total Available Collections	**41,616,624.11**	**Total Distribution**	**41,616,624.11**

Available Funds ABS Notes		Distributions ABS Notes	

Total Exchange Note Payments	**33,380,999.32**	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	3,272,378.65
Total Available Funds	**33,380,999.32**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	29,140,004.10
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	968,616.57
		Total Distribution	**33,380,999.32**

Amounts in USD

Distribution Detail			

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,128,076.83	1,128,076.83	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,272,378.65	3,272,378.65	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	844,655.43	844,655.43	0.00
thereof on Class A-2B Notes	687,657.50	687,657.50	0.00
thereof on Class A-3 Notes	1,521,709.10	1,521,709.10	0.00
thereof on Class A-4 Notes	218,356.62	218,356.62	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,272,378.65	3,272,378.65	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	29,140,004.10	29,140,004.10	0.00
Principal Distribution Amount	29,140,004.10	29,140,004.10	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,008.38
Reserve Fund Amount - Beginning Balance	3,750,008.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,350.78
minus Net Investment Earnings	10,350.78
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,008.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,350.78
Net Investment Earnings on the Exchange Note	
Collection Account	110,560.62
Investment Earnings for the Collection Period	120,911.40

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,003,353.89	28,499
Securitization Value beginning of Collection Period	1,353,692,193.74	27,038
Principal portion of lease payments	14,016,402.23	
Terminations- Early	10,337,994.48	
Terminations- Scheduled	2,752,985.28	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,032,622.11	
Securitization Value end of Collection Period	1,324,552,189.64	26,704

Pool Factor	88.30%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.40%	10.40%
Weighted Average Remaining Term (months)	30.31	25.95
Weighted Average Seasoning (months)	9.92	14.27
Aggregate Base Residual Value	976,305,121.65	913,681,211.07
Cumulative Turn-in Ratio		45.90%
Proportion of base prepayment assumption realized life to date		190.83%
Actual lifetime prepayment speed		0.62%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,318,660,219.80	26,597	99.56%
31-60 Days Delinquent	4,156,566.47	73	0.31%
61-90 Days Delinquent	1,522,798.39	28	0.11%
91-120 Days Delinquent	212,604.98	6	0.02%
Total	1,324,552,189.64	26,704	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.131%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,601,576.22	30	9,903,316.34	186
Liquidation Proceeds	1,185,453.15		8,993,460.60	
Recoveries	201,706.30		495,352.79	
Principal Net Credit Loss / (Gain)	214,416.77		414,502.95	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.192%
Prior Collection Period	0.067 %
Second Prior Collection Period	0.398 %
Third Prior Collection Period	(0.074%)
Four Month Average	0.146%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.028%

Average Net Credit Loss / (Gain)   2,228.51

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	13,522,025.65	304	72,335,144.37	1,605
Sales Proceeds and Other Payments Received	14,950,433.16		81,341,734.11	
Residual Loss / (Gain)	(1,428,407.51)		(9,006,589.74)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.280)%
Prior Collection Period	(1.595%)
Second Prior Collection Period	(1.450%)
Third Prior Collection Period	(1.315%)
Four Month Average	(1.410)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.600)%

Average Residual Loss / (Gain)   (5,611.58)